UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Commission File Number: 001-41440

Virax Biolabs Group Limited

(Registrant’s Name)

BioCity Glasgow

Bo'Ness Road Newhouse

Lanarkshire, ML1 SUH

United Kingdom

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

When used in this Form 6-K, unless otherwise indicated, the terms “the Company,” “Virax,” “we,” “us” and “our” refer to Virax Biolabs Group Limited. and its subsidiaries.

Information Contained in this Form 6-K Report

Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers

On July 28, 2025, Mr. Yair Erez resigned as an independent director of the Board (the “Board”) of Virax Biolabs Group Limited (the “Company”), to focus on other professional endeavors, effective immediately. The resignation was not the result of any disagreement with the Company regarding its operations, policies, or practices.

On July 28, 2025, the Board appointed Dr. Iain Miller to fill in the vacancy on the Board, resulting from Mr. Erez’s resignation, effective immediately. The Board also appointed Dr. Miller to serve on each of the Compensation Committee, Nominating and Corporate Governance Committee, and Audit Committee of the Board.

Dr. Miller has over 30 years of diverse executive-level experience, with a focus on in-vitro diagnostic and precision medicine sectors, including development of AI-powered clinical decision support solutions and companion diagnostic products. Dr. Miller currently serves as a non-executive board director of Pictura Bio, which he joined in 2022. Previously, from 2016 to 2018, Dr. Miller served as a part time CEO and board member for SAW Diagnostics. From 2019 to June 2025, he served as CEO and board member for Presymptom Health. From 2013 to 2019, he served as CEO of Healthcare Strategies Group. Prior to these roles, Dr. Miller served in various roles in other biotechnology focused companies. Dr. Miller obtained an MBA with distinction from Edinburgh Business School, Scotland in 2000, a Ph.D. BioEngeineerinig from the University of Strathclyde, and a B.S, Physics/Engineering Combined Honors from the University of Glasgow. Dr. Miller is a Member of the Association of British Healthcare Industries and British In

Vitro Diagnostics Association. We believe Dr. Miller's extensive experience qualifies him to serve as one of our independent directors.

Dr. Iain Miller was not appointed pursuant to any arrangement or understanding between him and any other person and has no family relationships with any of the executive officers or directors of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

VIRAX BIOLABS GROUP LIMITED

Date:	July 30, 2025	By:	/s/ James Foster
James Foster, Chief Executive Officer